Exhibit 99.12

Re: Interests in the Ordinary Shares of Cable and Wireless plc

The Company was notified on 17 March 2005 that on 16 March 2005 the Trustees of Cable and Wireless plc Employee Share Ownership Trust ("the Trust") disposed of 10,103 Ordinary Shares at a price of £1.2975 per share and 33,819 Ordinary Shares at a price of £1.28 per share.

Following the disposal, 54,759,057 Ordinary Shares are currently held under the Trust. Francesco Caio, Rob Rowley, Charles Herlinger, Lord Robertson of Port Ellen, George Battersby and Harris Jones (all being directors of Cable and Wireless plc) in their capacity as members of the class of beneficiaries under the Trust and Towers Perrin Share Plan Services (GSY) Limited in their capacity as Trustees of the Trust are deemed to have a non-beneficial interest in these Ordinary Shares.

No Directors are disposing of any beneficial interests in the Company.